UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2015

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

(Translation of registrant’s name into English)

5 HaPlada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

PRESS RELEASE

Formula Systems Reports Third Quarter Results for 2015

Or Yehuda, Israel, November 12, 2015 – Formula Systems (1985) Ltd. (NASDAQ: FORTY), a global information technology company engaged primarily, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products, today announced its results for the third quarter and first nine months of 2015.

Financial Highlights for the Third Quarter of 2015

•	Revenues for the third quarter ended September 30, 2015 increased 27.9% to $196.2 million, compared to $153.4 million in the same period last year. The increase of $42.8 million in revenues for the third quarter resulted primarily from an increase of approximately $47.0 million due to the consolidation of the results of operations of Sapiens (which were not consolidated during 2014), offset mainly by the negative impact of the devaluation of the New Israeli Shekel, Euro and British Pound against the U.S Dollar by 9%, 16% and 7%, respectively, amounting to $17.3 million.

•	Operating income for the third quarter ended September 30, 2015, increased 23.3% to $12.2 million compared to $9.9 million in the same period last year. Operating income for the third quarter increased by $4.6 million due to the consolidation of the results of operations of Sapiens, offset by $0.8 million due to the negative impact of the devaluation of the New Israeli Shekel.

•	Net income for the third quarter ended September 30, 2015, was $6.2 million, or $0.42 per fully diluted share, compared to $6.3 million, or $0.43 per fully diluted share, in the same period last year.

•	On September 16, 2015, Formula reported the completion of an institutional public offering of two series of debentures (the “Offering”). The two series of debentures offered by Formula in the Offering consisted of one series of debentures (the “Secured Debentures”) that are secured by liens on shares of Formula’s subsidiaries that are held by Formula (with an LTV of not more than 60%), while the second series (the “Convertible Debentures”, and, together with the Secured Debentures, the “New Debentures”) are convertible into ordinary shares of the Company. The New Debentures were listed for trading only on the Tel-Aviv Stock Exchange.

The Company issued a total amount of NIS 227,260,000 par-value (net proceeds of $58.6 million) of the New Debentures in the Offering, which were subdivided into the following respective amounts of Secured Debentures and Convertible Debentures subject to the following terms:

•	NIS 102,260,000 par value of Secured Debentures, bearing interest at a fixed annual rate of 2.8%, paid out on a semi-annual basis, at a price per debenture unit (each unit comprised of NIS 1,000 par value of debentures) of NIS 1,000. The principal amount will be payable in eight equal installments, on July 2 of each of 2017 through 2024.

•	NIS 125,000,000 par value of Convertible Debentures, at a price per debenture unit (each unit comprised of NIS 1,000 par value of debentures) of NIS 1,020. The Convertible Debentures bear interest at a fixed annual rate of 2.74%, payable in one installment upon maturity of the debentures on March 26, 2019 (at which time the accrued interest will constitute 10% of the principal amount of the Convertible Debentures, in the aggregate). The Convertible Debentures are subject to conversion into the Company’s ordinary shares at a rate of NIS 157 par value of Convertible Debentures per one share. The principal amount of the Convertible Debentures is subject to adjustment based on changes in the exchange rate between the NIS and the U.S. Dollar relative to the exchange rate on September 8, 2015.

Financial Highlights for the Nine-Month Period Ended September 30, 2015

•	Revenues for the nine-month period ended September 30, 2015, increased 25.0% to $592.9 million, compared to $474.4 million in the same period last year. The increase of $118.5 million in revenues for the nine-month period resulted primarily from an increase of approximately $137.0 million due to the consolidation of the results of operations of Sapiens, offset, in part, by $27.3 million that was included in the same period last year due to the consolidation of Magic's results of operations in part during the first quarter of 2014, and which were not consolidated in the nine-month period ended September 30, 2015. Revenues for the period were also negatively impacted by the devaluation of the New Israeli Shekel, Euro and British Pound against the U.S Dollar by 10%, 18% and 8%, respectively, amounting to $63.1 million.

•	Operating income for the nine-month period ended September 30, 2015, increased 56.2% to $39.4 million compared to $25.2 million in the same period last year. Operating income for the nine-month period increased by $14.2 million due to the consolidation of the results of operations of Sapiens, offset, in part, by $4.0 million that were consolidated in the same period last year, due to the consolidation of Magic’s results of operations in part during the first quarter of 2014. Operating income for the period was also negatively impacted by the devaluation of the New Israeli Shekel against the U.S Dollar, amounting to $3.2 million.

•	Net income for the nine-month period ended September 30, 2015 was $15.0 million, or $1.02 per fully diluted share, compared to $72.0 million, or $4.97 per fully diluted share, in the same period last year. Net income for the nine-month period of 2014 was positively impacted by a net gain of $67.2 million recorded in relation to Magic Software's March 2014 public offering pursuant to which Formula's holdings in Magic were reduced below 50%, which in turn resulted in Formula's investment in Magic being accounted from March 2014 under the equity method of accounting and the related re-measurement to fair value of Formula's investment in Magic.

•	Consolidated cash and short-term deposits and short-term and long-term investments in marketable securities totaled approximately $193.7 million as of September 30, 2015.

•	Total equity as of September 30, 2015 was $660.2 million (representing 56% of the total balance sheet).

•	As of September 30, 2015, Formula was in compliance with all of its financial covenants.

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said, "We are pleased to report another strong quarter with outstanding performance among all of our subsidiaries. Sapiens has continued its trend of double-digit growth and increasing profitability through the third quarter with non-GAAP revenue of $46.1 million, up 14.2% from the third quarter of last year and $7.0 million in Non-GAAP operating income, a 58.1% year-over-year increase. This is a result of solid growth and performance across all of its offerings, across all regions, as well as its more efficient cost structure, which enabled the company to increase its 2015 full year operating margin guidance to the range of 14.5% - 15%. The investments Sapiens has made in product innovation are paying off with new customer wins, an expanded footprint with existing clients and an improved market position. Matrix reported double-digit growth both in revenues and net income for the first nine-month period. Matrix is gaining traction in the US market, enjoying a 51% increase in revenues from this region during the first nine months. While a provider of a wide variety of IT services, Matrix is focusing on highly specialized, high growth services, including integration, cloud, regulatory compliance and fraud prevention. Magic reported a record-breaking third quarter with revenues of $45.3 million and double-digit profitability. Magic continues to see solid demand for its software and professional services, demonstrating the relevance of its enterprise mobility, cloud integration and Big Data solutions as companies move forward with their digital transformation processes."

About Formula

Formula Systems (1985) Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products, and providing computer-based business solutions.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Formula's most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2015*	2014	2015*	2014
	Unaudited		Unaudited
Revenues	196,200	153,363	592,863	474,369
Cost of revenues	155,404	128,571	470,573	393,068
Gross profit	40,796	24,792	122,290	81,301
Research and development costs, net	2,482	-	7,488	787
Selling, general and administrative expenses	26,109	14,892	75,385	55,277
Other income (expenses), net	(1)	1	(2)	4
Operating income	12,204	9,901	39,415	25,241

Financial expenses, net	214	160	6,179	4,683
Income before taxes on income	11,990	9,741	33,236	20,558
Taxes on income	2,565	2,693	8,838	7,130
Income after taxes	9,425	7,048	24,398	13,428
Equity in gains of affiliated companies, net	1,362	2,554	5,596	69,163
Net income	10,787	9,602	29,994	82,591
Change in redeemable non-controlling interests	284	175	676	480
Net income attributable to non-controlling interests	4,322	3,173	14,323	10,088
Net income attributable to Formula's shareholders	6,181	6,254	14,995	72,023

Earnings per share (basic)	0.44	0.45	1.06	5.16
Earnings per share (diluted)	0.42	0.43	1.02	4.97

Number of shares used in computing earnings per share (basic)	14,088,780	13,946,869	14,053,154	13,929,326
Number of shares used in computing earnings per share (diluted)	14,670,302	14,428,288	14,535,483	14,424,976

*	Including consolidation of Insseco by Sapiens commencing December 31, 2014.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED BALANCE SHEETS

U.S. dollars in thousands

	September 30,	December 31,
	2015	2014*
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	140,750	107,416
Marketable securities	16,619	15,784
Short-term deposit	12	6,454
Trade receivables	182,787	195,287
Other accounts receivable and prepaid expenses	63,990	36,460
Inventories	4,278	2,259
Total current assets	408,436	363,660

LONG-TERM INVESTMENTS:
Marketable securities	36,390	33,748
Deferred Taxes	14,905	12,738
Prepaid expenses and other accounts receivable	9,028	10,287
Total Long-Term Investments	60,323	56,773

INVESTMENTS IN AFFILIATED COMPANIES	170,184	169,143

SEVERANCE PAY FUND	60,791	65,322

PROPERTY, PLANTS AND EQUIPMENT, NET	19,987	20,126

NET INTANGIBLE ASSETS AND GOODWILL	454,351	450,100

TOTAL ASSETS	1,174,072	1,125,124

CURRENT LIABILITIES:
Liabilities to banks and others	62,031	41,818
Debentures	28	-
Trade payables	48,556	52,693
Deferred revenues	31,710	34,556
Other accounts payable	91,481	91,026
Dividend payable	121	7,876
Total current liabilities	233,927	227,969

LONG-TERM LIABILITIES:
Liabilities to banks and others	91,049	108,203
Debentures	57,929	-
Deferred taxes	29,105	31,118
Deferred revenue	4,625	4,838
Other long-term payables	12,240	8,044
Accrued severance pay	74,385	77,975
Total long-term liabilities	269,333	230,178

REDEEMABLE NON-CONTROLING INTEREST	10,633	10,313

EQUITY
Formula shareholders' equity	391,299	389,708
Non-controlling interests	268,880	266,956
Total equity	660,179	656,664

TOTAL LIABILITIES AND EQUITY	1,174,072	1,125,124

*	December 31, 2014 Balance Sheet was revised to reflect the acquisition of Insseco by Sapiens, in accordance with the pooling of interest method.

FORMULA SYSTEMS (1985) LTD.

STANDALONE FINANCIAL DATA HIGHLIGHTS

U.S. dollars in thousands

September 30,
2015
(Unaudited)

Debentures	57,957

Other financial liabilities	51,634

Formula shareholders' equity	391,299

Cash, cash equivalents and short term marketable securities*	77,394

Fair market value of equity holdings in publicly traded subsidiaries	556,440

*	Including $25.8 million net proceeds from offering of Secured Debentures that were deposited under trustee as of September 30, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: November 12, 2015	By:	/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer